--------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549





                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                          COMMISSION FILE NO. 1-7410

                     MELLON 401(k) RETIREMENT SAVINGS PLAN


                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

             (Full title of the Plan and the address of the Plan)

                            MELLON BANK CORPORATION
                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001


                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                  address of its principal executive office)

                  MELLON 401(k)
                  RETIREMENT SAVINGS PLAN

                  Financial Statements and Schedules

                  December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                  Index to Financial Statements and Schedules

                           December 31, 1996 and 1995

                               Table of Contents



                                                                          Page
                                                                          ----
Independent Auditors' Report                                                1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits                      2
  Statements of Changes in Net Assets Available for Plan Benefits           3
  Notes to Financial Statements                                           4 - 18

Schedule 1 - Item 27(a) - Assets Held for Investment Purposes (at the
               end of the plan year)                                        19
Schedule 2 - Item 27(d) - Reportable Transactions - Single Transactions     20
Schedule 3 - Item 27(d) - Reportable Transactions - Series Transactions     21


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

                          Independent Auditors' Report
                          ----------------------------



Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in Schedules 1, 2 and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

June 9, 1997

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995



                                                        1996          1995
                                                        ----          ----
                    Assets
                    ------

Noninterest-bearing cash                            $          -     1,663,603
Investments, at fair value (notes 3 and 7):
         Collective trust funds                         1,022,915  261,421,960
         Registered investment companies              297,163,102            -
         Mellon Bank Corporation common stock         129,996,811   95,060,713
         Loans to participants                         13,540,195    8,710,727
                                                     ------------  -----------
          Total investments                           441,723,023  365,193,400

Contributions receivable:
         Employer matching contributions                        -      776,014
         Employer contributions made pursuant
           to employee salary reduction agreements      1,322,430    1,290,489
                                                     ------------  -----------
          Total contributions receivable                1,322,430    2,066,503

Interest and dividends receivable                           7,597      381,666
Other receivables and pending sales                     2,185,514       47,969
Amount due from Plan merger (note 10)                 202,461,917            -
                                                     ------------  -----------
          Total assets                                647,700,481  369,353,141

         Liabilities
         -----------

Excess contributions payable to plan
 participants (note 5)                                          -      493,154
Other payables and pending purchases
                                                        1,931,246       63,149
          Net assets available for plan              ------------  -----------
           benefits (note 8)                         $645,769,235  368,796,838
                                                     ------------  -----------

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1996 and 1995


                                                         1996           1995
                                                         ----           ----
Contributions:
         Employer matching contributions             $ 11,000,167    10,245,587
         Employer contributions made
          pursuant to employee  salary
          reduction agreements                         30,329,959    27,039,092
          Less excess contributions (note 5)                    -       493,154
         Rollover contributions (note 1)                1,965,970             -
                                                     ------------   -----------
          Total contributions                          43,296,096    36,791,525

Investment income:
         Dividends from Mellon Bank
          Corporation common stock                      4,216,819     3,412,870
         Net realized gain and unrealized
          appreciation on Mellon Bank
          Corporation common stock                     31,331,515    38,775,675
         Collective trust funds income                  2,221,970     6,884,207
         Net realized gain and unrealized
          appreciation on collective trust funds        9,348,974    45,398,591
         Registered investment companies income         5,815,318             -
         Net realized gain and
          unrealized appreciation on registered
          investment companies                         22,073,687             -
         Interest income on loans to participants       1,060,216       992,621
                                                     ------------   -----------
          Total investment income                      76,068,499    95,463,964

Participants' withdrawals                             (44,854,115)  (30,003,123)
                                                     ------------   -----------
          Net increase                                 74,510,480   102,252,366

Net transfers to (from) the Plan (notes 9 and 10)     202,461,917    (9,406,223)

Net assets available for plan benefits (note 8):

         Beginning of year                            368,796,838   275,950,695
                                                     ------------   -----------
         End of year                                 $645,769,235   368,796,838
                                                     ------------   -----------

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995



(1)   Description of the Plan
      -----------------------

      The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members are appointed by the Board of Directors of Mellon Bank Corporation (the Corporation). The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

      The Plan's name changed from the Mellon Bank Corporation Retirement Savings Plan to the Mellon 401(k) Retirement Savings Plan during 1996.

      The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Corporation.

      Prior to April 1, 1996, participants in the Plan could direct the investments of salary reduction contributions to any of four collective trust fund investments: the Income Fund, Bond Fund, Stock Fund and Balanced Fund. As of April 1, 1996, participants in the Plan have the option of investing their contributions through salary deferrals to one of the following mutual funds: Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Small Company Stock Fund, Warburg-Pincus International Equity Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio and Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio; or the Dreyfus-Certus Stable Value Fund, which is a collective trust fund.

      The Loan Fund is comprised of loans to participants. The Employer Stock Fund is maintained exclusively for investment of employer matching contributions.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



   On May 13, 1996, an in-kind transfer of the Plan's investments in the EB Temporary Investment Fund, EB MBA Government Corporate Index Fund, EB Stock Index Fund, EB Stock Fund and EB Intermediate Bond Fund (which were the primary collective trust funds held by the Income, Bond, Stock, and Balanced Funds, respectively) was completed to the following mutual funds: Dreyfus Institutional Prime Money Market Fund, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio, Dreyfus Institutional S&P 500 Stock Index Fund and Dreyfus Bond Market Index Fund. The investment balances transferred into the mutual funds were based on the participant's respective interest in the Income, Bond, Stock and Balanced Funds. Starting in June 1996, participants can elect to transfer their investment balances among the mutual funds and collective trust funds listed in the above paragraph.

   The rights of participants to their account balances, which include salary reduction, employer matching and employer discretionary contributions, are nonforfeitable immediately upon participation in the Plan. In the event the Plan is terminated, such account balances shall be distributed to the participants.


   Contributions
   -------------

   An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service for the purposes of making employee salary reduction contributions or upon receipt of an employer matching or discretionary contribution. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

   Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($9,500 in 1996 and $9,240 in 1995). Employees may change the rate of contribution or discontinue contributions at any time.

   Beginning in 1996, participants may roll over amounts representing distributions from other qualified retirement plans.

   Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the accounts of each participant (see note 5).

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



    Semi-monthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon fair market value. For this purpose, the fair market value of the stock is established using the average of the high and low prices of the stock as reported on the New York Stock Exchange composite stock tape for the last business day of the period for which the contribution is to be made.

    The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions should be allocated to each eligible participant's accounts and invested in the Employer Stock Fund. There were no discretionary contributions during the years ended December 31, 1996 and 1995.

    Distributions
    -------------

    Unless the participant elects otherwise, distribution of a participant's account balance occurs upon termination of employment but begins not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

    Loans to Participants
    ---------------------

    Loans are made available to all requesting participants in amounts up to the least of $50,000, one-half of the participant's account balance or the value of the participant's account balance less the current value of their Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested.

(2) Summary of Significant Accounting Policies
    ------------------------------------------

    Basis of Financial Statements
    -----------------------------

    The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note
    8). The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued




    Investments
    -----------

    Investments in common stock and investment companies, traded on securities exchanges, are valued at the last reported sales price of such securities on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

    Purchases and sales of securities are reflected on a trade-date accounting basis.

    In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3) Investment Programs
    -------------------

    Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 1996. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

       Registered investment companies:
       -------------------------------

       (a)  Dreyfus Institutional Prime Money Market Fund
            ---------------------------------------------

            The objective of this fund is to invest in high-grade short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



       (b)  Dreyfus Bond Market Index Fund
            ------------------------------

            The objective of this fund is to match the performance of the Lehman Brothers Government/Corporate Bond Index by investing 80% of the Fund's assets in U.S. government obligations and fixed-rate investment grade securities that are included in this benchmark index. The remaining 20% can be invested in government securities and corporate securities.

       (c)  Dreyfus Institutional S&P 500 Stock Index Fund
            ----------------------------------------------

            The objective of this fund is to match the performance of the Standard & Poor's 500 Composite Index (S&P 500), which is a leading measure of the value of the nation's largest corporations. The fund invests in all 500 stocks in the S&P 500 in proportion to their weighting in the Index.

       (d)  Dreyfus Disciplined Stock Fund
            ------------------------------

            The objective of this fund is to outperform the S&P 500 on a consistent basis by investing primarily in equity securities. The fund typically invests 65% of its assets in equity securities and no more than 20% of its assets in money market securities.

       (e)  Dreyfus Premier Small Company Stock Fund
            ----------------------------------------

            The objective of this fund is to consistently outperform the Russell 2500 Stock Index, while maintaining a similar level of risk. This fund primarily invests in small capitalization stocks that generally range from $100 million to $1.54 billion in market capitalization.

       (f)  Warburg-Pincus International Equity Fund
            ----------------------------------------

            The objective of this fund is to create long-term capital appreciation by investing in international equity securities. The fund is designed to take advantage of the growth potential of foreign markets.


                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


       (g)  Dreyfus LifeTime Portfolios, Inc.
            ---------------------------------

            The following three investment portfolios are provided:

            Income Portfolio
            ----------------

            The objective of this fund is to maximize income by investing in common stock, fixed-income securities and short-term money market instruments.

            Growth and Income Portfolio
            ---------------------------

            The objective of this fund is to seek a combination of growth and income by investing in both equity securities and fixed-income securities, with up to 15% of its assets in international securities.

            Growth Portfolio
            ----------------

            The objective of this fund is to create capital appreciation by investing in both equity securities and fixed-income securities, with up to 25% of its assets invested in international securities.

       Collective trust fund:
       ---------------------

            Dreyfus-Certus Stable Value Fund
            --------------------------------

            The objective of this fund is to create current income and maintain stability of principal by investing in investment contracts with life insurance companies or commercial banks that meet established credit standards, debt securities backed by the U.S. government or its agencies and short-term money market instruments.

   All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment purpose consistent with the purposes of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.


                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


     Employer matching and discretionary contributions, if any, are invested in the Corporation's common stock and held in the Employer Stock Fund.

     The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

(4)  Federal Income Taxes
     --------------------

     The Internal Revenue Service (IRS) issued its latest determination on May 11, 1993, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended and restated to conform with current tax law changes. In the opinion of the Plan Administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)  Distribution of Corrective Contributions
     ----------------------------------------

     It is the Corporation's intention to operate the Plan in accordance with the requirements of Code sections 401(k) and 401(m) which outline the application of the nondiscrimination test to salary reduction and employer matching contributions. The Plan passed the test without needing corrective distributions in 1996, but in 1995 corrective distributions (representing excess contributions and associated earnings) of $493,154 were required to be distributed to certain highly compensated employees for the Plan to pass the test.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(6)  Fund Information
     ----------------

                                                                                                                   1996
                                ----------------------------------------------------------------------------------------------------

                                                                                                              Fund information
                                ----------------------------------------------------------------------------------------------------

                                                                                                            Participant directed
                                ---------------------------------------------------------------------------------------------------
                                                                                        Dreyfus     Warburg-Pincus      Dreyfus
                                                           Dreyfus-      Dreyfus     Premier Small   International  Institutional
                                                 Loan    Certus Stable  Disciplined      Company         Equity       Prime Money
        Assets                      Total        Fund     Value Fund    Stock Fund       Fund            Fund        Market Fund
        ------                      -----        -----    -----------   -----------  -------------  --------------  -------------
Investments, at fair value
 (notes 3 and 7):
 Collective trust funds          $  1,022,915         716      1,017,794             -            -            -             396
 Registered investment
  companies                       297,163,102           -              -     26,185,643   12,994,210    8,349,944      52,947,521
 Mellon Bank Corporation
  common stock                    129,996,811           -              -             -            -            -               -
 Loans to participants             13,540,195  13,540,195              -             -            -            -               -
                                 ------------  ----------  -------------    ----------   ----------    ---------      ----------
  Total investments               441,723,023  13,540,911      1,017,794    26,185,643   12,994,210    8,349,944      52,947,917

Contributions receivable:
 Employer matching
  contributions                             -           -              -             -            -            -               -
 Employer contributions made
  pursuant to employee salary
  reduction agreements              1,322,430           -          9,750       253,167      184,423      117,800         202,210
                                 ------------  ----------  -------------    ----------   ----------    ---------      ----------
  Total contributions
   receivable                       1,322,430           -          9,750       253,167      184,423      117,800         202,210

Interest and dividends
 receivable                             7,597           -              -             -            -            -               -
Other receivables and pending
 sales                              2,185,514           -              -             -            -            -               -
Net interfund transfer
 receivable/payable                         -           -         46,662       315,312      198,508      197,131         353,014
Amount due from Plan merger
 (note 10)                        202,461,917           -              -    18,019,641            -            -      35,589,558
                                 ------------  ----------  -------------    ----------   ----------    ---------      ----------
  Total assets                    647,700,481  13,540,911      1,074,206    44,773,763   13,377,141    8,664,875      89,092,699

  Liabilities
  -----------

Other payables and pending
 purchases                          1,931,246           -              -       545,596      372,197      305,331         380,116
  Net assets available for       ------------  ----------  -------------    ----------   ----------    ---------      ----------
  plan benefits (note 8)         $645,769,235  13,540,911      1,074,206    44,228,167   13,004,944    8,359,544      88,712,583
                                 ============  ==========  =============    ==========   ==========    =========      ==========

                                              ----------------------------------------------------------------------------
                                              ----------------------------------------------------------------------------
                                                                                                           Non-participant
                                                                                                               directed
                                              ------------------------------------------------------------ ---------------

                                                                           Dreyfus      Dreyfus
                                                 Dreyfus      Dreyfus      LifeTime     S&P 500     Dreyfus
                                                LifeTime      LifeTime    Growth and     Stock    Bond Market   Employer
                                              Growth Fund   Income Fund  Income Fund  Index Fund  Index Fund   Stock Fund
                                              -----------   -----------  -----------  ----------  -----------  -----------
Investments, at fair value (notes 3 and 7):
 Collective trust funds                                -           -            -          781       2,484              744
 Registered investment  companies              6,873,014   1,334,467   68,560,039  102,814,045  17,104,219                -
 Mellon Bank Corporation
  common stock                                         -           -            -            -           -      129,996,811
 Loans to participants                                 -           -            -            -           -                -
                                               ---------   ---------   ----------  -----------  ----------      -----------
  Total investments                            6,873,014   1,334,467   68,560,039  102,814,826  17,106,703      129,997,555

Contributions receivable:
 Employer matching contributions                       -           -            -            -           -                -
 Employer contributions made
  pursuant to employee salary
  reduction agreements                           103,041      18,866      126,250      259,494      47,429                -
                                               ---------   ---------   ----------  -----------  ----------      -----------
  Total contributions receivable                 103,041      18,866      126,250      259,494      47,429                -

Interest and dividends receivable                      -           -            -            -           -            7,597
Other receivables and pending sales                    -           -      249,957            -           -        1,935,557
Net interfund transfer receivable/payable         25,395      72,306       78,529      206,004     139,913       (1,632,774)
Amount due from Plan merger (note 10)                  -           -            -    3,457,296   2,180,604      143,214,818
                                               ---------   ---------   ----------  -----------  ----------      -----------
  Total assets                                 7,001,450   1,425,639   69,014,775  106,737,620  19,474,649      273,522,753

  Liabilities
  -----------

Other payables and pending purchases              96,323      91,405            -       66,506      73,772                -
                                               ---------   ---------   ----------  -----------  ----------      -----------
  Net assets available for
   plan benefits (note 8)                      6,905,127   1,334,234   69,014,775  106,671,114  19,400,877      273,522,753
                                               =========   =========   ==========  ===========  ==========      ===========


                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



                                                                               1995

                               ----------------------------------------------------------------------------------------------------

                                                                         Fund information

                               ----------------------------------------------------------------------------------------------------

                                                                                                                    Non-participant

                                                              Participant directed                                      directed

                                                       --------------------------------------------------------     ---------------

                                                        Income       Bond        Stock      Balanced       Loan        Employer

            Assets                        Total          Fund        Fund         Fund        Fund         Fund        Stock Fund

            ------                        -----         ------      -----        ------     ---------      -----       -----------


Non-interest bearing cash              $  1,663,603    (296,954)     (62,166)    1,117,637     910,118          -           (5,032)
Investments, at fair value
 (notes 3 and 7):
   Collective trust funds               261,421,960  60,762,619   19,005,657    98,486,105  83,125,538          -           42,041
   Mellon Bank
    Corporation common stock             95,060,713           -            -             -           -          -       95,060,713
   Loans to participants                  8,710,727           -            -             -           -  8,710,727                -
                                       ------------  ----------   ----------   -----------  ----------  ---------       ----------
     Total investments                  365,193,400  60,762,619   19,005,657    98,486,105  83,125,538  8,710,727       95,102,754

Contributions receivable:
   Employer matching contributions          776,014           -            -             -           -          -          776,014
   Employer contributions made
    pursuant to employee salary
      reduction agreements                1,290,489     162,770       80,063       441,828     347,291    258,537                -
                                       ------------  ----------   ----------   -----------  ----------  ---------       ----------
     Total contributions receivable       2,066,503     162,770       80,063       441,828     347,291    258,537          776,014

Interest and dividends receivable           381,666      56,149          543         2,887     223,150     87,087           11,850
Other receivable                             47,969           -       44,236         3,733           -          -                -
                                       ------------  ----------   ----------   -----------  ----------  ---------       ----------
          Total assets                  369,353,141  60,684,584   19,068,333   100,052,190  84,606,097  9,056,351       95,885,586

          Liabilities
          -----------

Excess contributions payable to plan
         participants (note 5)              493,154      41,921       33,071       189,388     113,190         -           115,584
Other payable                                63,149      49,539            -             -       3,966          -            9,644
                                       ------------  ----------   ----------   -----------  ----------  ---------       ----------
   Net assets available for plan
   benefits (note 8)                   $368,796,838  60,593,124   19,035,262    99,862,802  84,488,941  9,056,351       95,760,358
                                       ============  ==========   ==========   ===========  ==========  =========       ==========

                                                                                                                        (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements, Continued

                                                                      1996
                             -------------------------------------------------------------------------
                                                                Fund information
                             -------------------------------------------------------------------------
                                                              Participant directed
                             -------------------------------------------------------------------------
                                                 Income          Bond          Stock       Balanced
                                  Total           Fund           Fund          Fund          Fund
                                  -----          ------          ----          -----       --------
Contributions:
 Employer matching              $ 11,000,167             -             -              -             -
  contributions
 Employer contributions
  made pursuant to
  employee salary                 30,329,959     1,026,680       520,726      3,142,652     2,300,339
  reduction agreements
 Rollover contributions            1,965,970             -             -              -             -
  (note 1)                      ------------   -----------   -----------   ------------   -----------
  Total contributions             43,296,096     1,026,680       520,726      3,142,652     2,300,339

Investment income:
 Dividends from Mellon
  Bank Corporation                 4,216,819             -             -              -             -
  common stock
 Net realized gain and
  unrealized appreciation
  on Mellon Bank                  31,331,515             -             -              -             -
  Corporation common stock
 Collective trust funds            2,221,970     1,193,523         5,413         31,666       970,913
  income
 Net realized gain (loss)
  and unrealized
  appreciation
  (depreciation) on                9,348,974             -      (558,328)     6,527,418     3,379,884
  collective trust funds
 Registered investment             5,815,318             -             -              -             -
  companies income
 Net realized gain (loss)
  and unrealized                  22,073,687             -             -              -             -
  appreciation
  (depreciation) on
  registered investment
  companies
 Interest income on loans
  to participants                  1,060,216             -             -              -             -
                                ------------   -----------   -----------   ------------   -----------
  Total investment income         76,068,499     1,193,523      (552,915)     6,559,084     4,350,797

Participants' withdrawals        (44,854,115)   (3,679,374)   (1,133,482)    (4,395,682)   (3,427,410)

Net interfund transfers                    -   (59,133,953)  (17,869,591)  (105,168,856)  (87,712,667)
                                ------------   -----------   -----------   ------------   -----------
  Net increase (decrease)         74,510,480   (60,593,124)  (19,035,262)   (99,862,802)  (84,488,941)

Net transfers to the Plan        202,461,917             -             -              -             -
 (note 10)

Net assets available for
 plan benefits (note 8):
 Beginning of year               368,796,838    60,593,124    19,035,262     99,862,802    84,488,941
                                ------------   -----------   -----------   ------------   -----------
 End of year                    $645,769,235             -             -              -             -
                                ============   ===========   ===========   ============   ===========

                                                       1996
                               ------------------------------------------------------
                                                 Fund information
                               ------------------------------------------------------
                                               Participant directed
                               ------------------------------------------------------
                                                                        Dreyfus
                                             Dreyfus-      Dreyfus      Premier Small
                                  Loan       Certus Stable Disciplined  Company
                                  Fund       Value Fund    Stock Fund   Fund
                               -----------   ------------- -----------  -------------
Contributions:
 Employer matching                       -           -              -            -
  contributions
 Employer contributions
  made pursuant to
  employee salary                        -     167,138      4,252,868    3,109,640
  reduction agreements
 Rollover contributions
  (note 1)                               -      28,814        513,079      287,712
                               -----------   ---------     ----------   ----------
  Total contributions                    -     195,952      4,765,947    3,397,352

Investment income:
 Dividends from Mellon
  Bank Corporation                       -                          -
  common stock
 Net realized gain and
  unrealized appreciation
  on Mellon Bank                         -           -              -            -
  Corporation common stock
 Collective trust funds                  -      19,741              -            -
  income
 Net realized gain (loss)
  and unrealized
  appreciation
  (depreciation) on                      -           -              -            -
  collective trust funds
 Registered investment                   -           -        151,848        1,960
  companies income
 Net realized gain (loss)
  and unrealized                         -           -      2,586,997      959,086
  appreciation
  (depreciation) on
  registered investment
  companies
 Interest income on loans
  to participants                1,060,216           -              -            -
                               -----------   ---------     ----------   ----------
  Total investment income        1,060,216      19,741      2,738,845      961,046

Participants' withdrawals       (1,137,888)    (19,754)       (62,651)     (97,104)

Net interfund transfers          4,562,232     878,267     18,766,385    8,743,650
                               -----------   ---------     ----------   ----------
  Net increase (decrease)        4,484,560   1,074,206     26,208,526   13,004,944

Net transfers to the Plan                -           -     18,019,641            -
 (note 10)

Net assets available for
 plan benefits (note 8):
 Beginning of year               9,056,351           -              -            -
                               -----------   ---------     ----------   ----------
 End of year                    13,540,911   1,074,206     44,228,167   13,004,944
                               ===========   =========     ==========   ==========

                                                      1996
                             -----------------------------------------------------
                                                 Fund information
                             -----------------------------------------------------
                                               Participant directed
                             -----------------------------------------------------
                             Warburg-Pincus     Dreyfus      Dreyfus     Dreyfus
                             International   Institutional  LifeTime     LifeTime
                                 Equity       Prime Money    Growth       Income
                                  Fund        Market Fund     Fund         Fund
                             --------------  -------------  ---------   ----------
Contributions:
 Employer matching                       -            -             -           -
  contributions
 Employer contributions
  made pursuant to
  employee salary                1,932,668    4,386,854     1,634,317     302,317
  reduction agreements
 Rollover contributions
  (note 1)                         168,847      242,515       157,906      57,569
                                 ---------   ----------     ---------   ---------
  Total contributions            2,101,515    4,629,369     1,792,223     359,886

Investment income:
 Dividends from Mellon
  Bank Corporation                       -            -             -           -
  common stock
 Net realized gain and
  unrealized appreciation
  on Mellon Bank                         -            -             -           -
  Corporation common stock
 Collective trust funds                  -            -             -           -
  income
 Net realized gain (loss)
  and unrealized
  appreciation
  (depreciation) on                      -            -             -           -
  collective trust funds
 Registered investment             170,631    1,807,781       112,600      46,162
  companies income
 Net realized gain (loss)
  and unrealized                    81,379            -       449,072      (5,483)
  appreciation
  (depreciation) on
  registered investment
  companies
 Interest income on loans
  to participants                        -            -             -           -
                                 ---------   ----------     ---------   ---------
  Total investment income          252,010    1,807,781       561,672      40,679

Participants' withdrawals          (59,716)  (9,234,833)      (25,057)    (70,162)

Net interfund transfers          6,065,735   55,920,708     4,576,289   1,003,831
                                 ---------   ----------     ---------   ---------
  Net increase (decrease)        8,359,544   53,123,025     6,905,127   1,334,234

Net transfers to the Plan                -   35,589,558             -           -
 (note 10)

Net assets available for
 plan benefits (note 8):
 Beginning of year                       -            -             -           -
                                 ---------   ----------     ---------   ---------
 End of year                     8,359,544   88,712,583     6,905,127   1,334,234
                                 =========   ==========     =========   =========

                                                           1996
                                  -----------------------------------------------------------
                                                      Fund information
                                  -----------------------------------------------------------
                                                                              Non-participant
                                           Participant directed                  directed
                                  -----------------------------------------------------------
                                    Dreyfus     Dreyfus        Dreyfus
                                   LifeTime     S&P 500         Bond
                                  Growth and     Stock         Market          Employer
                                  Income Fund  Index Fund    Index Fund       Stock Fund
                                  -----------  ----------    ----------       ----------
Contributions:
 Employer matching                         -             -            -        11,000,167
  contributions
 Employer contributions
  made pursuant to
  employee salary                  2,136,226     4,578,177      839,357                 -
  reduction agreements
 Rollover contributions
  (note 1)                           128,658       304,522       76,348                 -
                                  ----------   -----------   ----------       -----------
  Total contributions              2,264,884     4,882,699      915,705        11,000,167

Investment income:
 Dividends from Mellon
  Bank Corporation                         -             -            -         4,216,819
  common stock
 Net realized gain and
  unrealized appreciation
  on Mellon Bank                           -             -            -        31,331,515
  Corporation common stock
 Collective trust funds                    -             -            -               714
  income
 Net realized gain (loss)
  and unrealized
  appreciation
  (depreciation) on                        -             -            -                 -
  collective trust funds
 Registered investment             1,450,765     1,424,896      648,675                 -
  companies income
 Net realized gain (loss)
  and unrealized                   4,824,237    12,852,261      326,138                 -
  appreciation
  (depreciation) on
  registered investment
  companies
 Interest income on loans
  to participants                          -             -            -                 -
                                  ----------   -----------   ----------       -----------
  Total investment income          6,275,002    14,277,157      974,813        35,549,048

Participants' withdrawals         (4,664,003)   (5,418,380)  (1,206,716)      (10,221,903)

Net interfund transfers           65,138,892    89,472,342   16,536,471        (1,779,735)
                                  ----------   -----------   ----------       -----------
  Net increase (decrease)         69,014,775   103,213,818   17,220,273        34,547,577

Net transfers to the Plan                  -     3,457,296    2,180,604       143,214,818
 (note 10)

Net assets available for
 plan benefits (note 8):
 Beginning of year                         -             -            -        95,760,358
                                  ----------   -----------   ----------       -----------
 End of year                      69,014,775   106,671,114   19,400,877       273,522,753
                                  ==========   ===========   ==========       ===========


                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued

                                                                           1995
                           ----------------------------------------------------------------------------------------------------
                                                                     Fund information
                           ------------------------------------------------------------------------------------------------------
                                                                                                                  Non-participant
                                                          Participant directed                                        directed
                                                   --------------------------------------------------------       ---------------
                                                    Income         Bond       Stock      Balanced         Loan        Employer
            Assets                    Total          Fund          Fund        Fund        Fund           Fund       Stock Fund
            ------                    -----         ------        -----       ------     ---------        ----       ----------
Contributions:
  Employer matching contributions  $ 10,245,587           -            -            -            -            -        10,245,587
  Employer contributions made
   pursuant to employee salary
      reduction agreements           27,039,092    4,632,857    2,213,166   10,986,510    9,206,559            -                 -

     Less excess contributions
      (note 5)                          493,154       41,921       33,071      189,388      113,190            -           115,584
                                   ------------   ----------   ----------   ----------   ----------   ----------        ----------
     Total contributions             36,791,525    4,590,936    2,180,095   10,797,122    9,093,369            -        10,130,003

Investment income:
  Dividends from Mellon Bank
   Corporation common stock           3,412,870            -            -            -            -            -         3,412,870
  Net realized gain and
   unrealized appreciation
   on Mellon Bank Corporation
   common stock                      38,775,675            -            -            -            -            -        38,775,675
  Collective trust funds income       6,884,207    3,682,158       32,240      116,165    3,051,635            -             2,009
  Net realized gain and unrealized
   appreciation collective
   trust funds                       45,398,591            -    3,039,930   25,730,479   16,628,182            -                 -
  Interest income on loans to
   participants                         992,621            -            -            -            -      992,621                 -

                                   ------------   ----------   ----------   ----------   ----------   ----------        ----------
     Total investment income         95,463,964    3,682,158    3,072,170   25,846,644   19,679,817      992,621        42,190,554

Participants' withdrawals           (30,003,123)  (7,045,044)  (1,761,160)  (7,248,672)  (6,878,278)  (1,179,089)       (5,890,880)

Net interfund transfers                       -     (163,936)    (361,552)   2,926,117   (2,516,337)     174,676           (58,968)
                                   ------------   ----------   ----------   ----------   ----------   ----------        ----------
     Net increase (decrease)        102,252,366    1,064,114    3,129,553   32,321,211   19,378,571      (11,792)       46,370,709

Net transfers from the

 Plan (note 9)                       (9,406,223)  (3,571,803)    (937,367)  (1,442,405)  (1,250,520)           -        (2,204,128)


Net assets available for
 plan benefits (note 8):
       Beginning of year            275,950,695   63,100,813   16,843,076   68,983,996   66,360,890    9,068,143        51,593,777
                                   ------------   ----------   ----------   ----------   ----------   ----------        ----------
       End of year                 $368,796,838   60,593,124   19,035,262   99,862,802   84,488,941    9,056,351        95,760,358
                                   ============   ==========   ==========   ==========   ==========   ==========        ==========

                                                                                                                        (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(7)    Investments
       -----------

       Investments of each fund as of December 31, 1996, were as follows:


                                                                          Market value
                                          Number of                   ---------------------
                                           shares                       Per
                  Fund                    or units         Cost        unit        Total
                  ----                    ----------       ----       ------       -----

EB Temporary Investment Fund                   5,121   $      5,121   $ 1.00   $      5,121

Dreyfus-Certus Stable Value Fund           1,017,794      1,017,794     1.00      1,017,794
                                                       ------------            ------------
          Total collective trust funds                    1,022,915               1,022,915

Dreyfus Institutional Prime
        Money Market Fund                 52,947,521     52,947,521     1.00     52,947,521*

Dreyfus Bond Market
        Index Fund                         1,750,688     16,792,844     9.77     17,104,219

Dreyfus Institutional S&P 500
        Stock Index Fund                   6,462,228     92,057,808    15.91    102,814,045*

Dreyfus Disciplined Stock Fund               991,880     25,253,348    26.40     26,185,643*

Dreyfus Premier Small Company
        Stock Fund                           833,496     12,595,922    15.59     12,994,210

Warburg-Pincus International
        Equity Fund                          400,669      8,403,489    20.84      8,349,944

Dreyfus LifeTime Income Fund                 104,418      1,374,769    12.78      1,334,467

Dreyfus LifeTime Growth and
        Income Fund                        4,420,376     65,421,301    15.51     68,560,039*

Dreyfus LifeTime Growth Fund                 422,695      6,865,883    16.26      6,873,014
                                                       ------------            ------------
          Total registered
           investment companies                         281,712,885             297,163,102

Employer Stock Fund:
        Mellon Bank Corporation
          common stock                     1,830,941@    58,974,441    71.00@   129,996,811*

Loans to participants                            N/A     13,540,195      N/A     13,540,195
                                                       ------------            ------------
          Total investments                            $355,250,436            $441,723,023
                                                       ------------            ------------

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

@ In April 1997, the Corporation announced a two-for-one split of the Corporation's common stock payable in June 1997. The number of shares and market value per share have not been adjusted to reflect this split.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


   Investments of each fund as of December 31, 1995, were as follows:

                                                                          Market value
                                         Number of                    --------------------
                                          shares                        Per
                  Fund                   or units          Cost        unit        Total
                  ----                  ---------          ----       ------       -----
Income Fund:
          EB Temporary Investment        60,762,619    $ 60,762,619   $ 1.00   $ 60,762,619*

Bond Fund:
           EB MBA Government
            Corporate Bond Index              50,585      17,119,045   368.43     18,636,937*
           EB Temporary Investment           368,720         368,720     1.00        368,720
                                                        ------------            ------------
               Total Bond Fund                            17,487,765              19,005,657

Stock Fund:
           EB Stock Index                    171,965      52,470,484   568.59     97,779,255*
           EB Temporary Investment           706,850         706,850     1.00        706,850
                                                        ------------            ------------
               Total Stock Fund                           53,177,334              98,486,105

Balanced Fund:
           EB Intermediate Bond              348,761      17,967,263    53.72     18,738,157*
           EB Stock                          445,397      39,496,262   135.50     60,352,721*
           EB Temporary Investment         4,034,660       4,034,660     1.00      4,034,660
                                                        ------------            ------------
               Total Balanced
               Fund                                       61,498,185              83,125,538

Employer Stock Fund:
           EB Temporary Investment            42,041          42,041     1.00         42,041
                                                        ------------            ------------
               Total collective
               trust funds                               192,967,944             261,421,960

Employer Stock Fund:
           Mellon Bank Corporation
               common stock                1,768,571      49,416,248    53.75     95,060,713*

Loan Fund:
           Loans to participants                   -       8,710,727        -      8,710,727
                                                        ------------            ------------
               Total investments                        $251,094,919            $365,193,400
                                                        ------------            ------------

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(8) Reconciliation of Financial Statements and Form 5500
    ----------------------------------------------------

    Benefits payable to withdrawing participants of $1,814,167 in 1996 and $3,492,698 in 1995 are included as a component of net assets available for plan benefits in the respective financial statements which differs from the basis used to prepare the Plan's Form 5500. Accordingly, reconciliations are presented below for the years ended December 31, 1996 and 1995:

            Reconciliation of Net Assets Available for Plan Benefits
            --------------------------------------------------------

                                                         As reported
                              As reported                in financial
     Year     Description     in Form 5500  Adjustment    statements
    ------  ----------------  ------------  -----------  ------------

    1996    Benefits payable    $1,814,167  (1,814,167)         -

    1995    Benefits payable     3,492,698  (3,492,698)         -

      Reconciliation of Changes in Net Assets Available for Plan Benefits
      -------------------------------------------------------------------


                                                                   As reported
                                         As reported               in financial
     Year           Description          in Form 5500  Adjustment   statements
    ------  ---------------------------  ------------  ----------  ------------

    1996    Participant withdrawals      $ 43,175,584   1,678,531    44,854,115
            End of year - net assets
            available for plan benefits   643,955,068   1,814,167   645,769,235

    1995    Participant withdrawals        29,190,556     812,567    30,003,123
            End of year - net assets
            available for plan benefits   365,304,140   3,492,698   368,796,838

                                                              (Continued)

                                  MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                     Notes to Financial Statements, Continued



(9)  Plan Transfers
     --------------

     Transfer to CMSS Retirement Savings Plan
     ----------------------------------------

     On December 30, 1994, Mellon Financial Services Corporation, a wholly owned subsidiary of the Corporation, and Chemical Shareholder Services Partner, Inc., a wholly owned subsidiary of Chemical Banking Corporation, entered into an agreement to form a joint venture, Chemical Mellon Shareholders Services (CMSS). Pursuant to this formation agreement, certain employees of the Corporation were employed by CMSS. As contemplated by this agreement, $8,667,822 in Plan assets, representing the account balances of these employees, were transferred during 1995 to a similar plan maintained by CMSS, the CMSS Retirement Savings Plan, which provides a similiar level of benefits.

     Transfer to the First Data Corporation Incentive Savings Plan
     -------------------------------------------------------------

     On May 6, 1994, The Boston Company (TBC), a wholly owned subsidiary of the Corporation, and The Shareholders Services Group (TSSG) entered into a Transition Agreement as part of a sale of certain businesses by TBC to TSSG. As required by this agreement, $738,401 in assets of certain participants in the Plan were transferred during 1995 to a plan sponsored by TSSG's parent company, the First Data Corporation Incentive Savings Plan.

(10) Plan Merger
     -----------

     On August 20, 1996, the Board of Directors of the Corporation resolved that The Dreyfus Corporation Retirement Profit-Sharing Plan (the Profit-Sharing
     Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The merger was effective September 1, 1996, but the merger of the plan assets did not occur until 1997. Based on this resolution, the net assets held by the Profit-Sharing Plan as of December 31, 1996, in the amount of $202,461,917, were due to the Plan. The merger of the plan assets was completed in June of 1997.

                                                                      Schedule 1
                                                                      ----------

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                               EIN:  25-1233834

                               Plan Number:  001

Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------

         Column A                      Column B                            Column C                       Column D        Column E
         --------                      --------                            --------                       --------        --------

                             Identity of issue, borrower,                                                                  Current
                               lessor or similar party             Description of investment                Cost            value
                             ----------------------------          -------------------------                ----           -------

                                                                    Collective trust funds
                                                                    ----------------------
*                            Mellon Bank Corporation       Dreyfus-Certus Stable Value Fund               $  1,017,794     1,017,794

*                            Mellon Bank, N.A.             EB Temporary Investment Fund                          5,121         5,121

                                                                                                          ------------   -----------

                                                                Total collective trust funds                 1,022,915     1,022,915


                                                                Registered investment companies
                                                                -------------------------------
*                            Mellon Bank Corporation       Dreyfus LifeTime Growth & Income Portfolio       65,421,301    68,560,039

*                            Mellon Bank Corporation       Dreyfus LifeTime Growth Fund                      6,865,883     6,873,014

*                            Mellon Bank Corporation       Dreyfus LifeTime Income Fund                      1,374,769     1,334,467

*                            Mellon Bank Corporation       Dreyfus Premier Small Company Stock Fund         12,595,922    12,994,210

*                            Mellon Bank Corporation       Dreyfus Institutional S&P 500 Index Fund         92,057,808   102,814,045

*                            Mellon Bank Corporation       Dreyfus Disciplined Stock Fund                   25,253,348    26,185,643

*                            Mellon Bank Corporation       Dreyfus Bond Market Index Fund                   16,792,844    17,104,219

*                            Mellon Bank Corporation       Dreyfus Institutional Prime Money Market Fund    52,947,521    52,947,521

*                            Mellon Bank Corporation       Warburg-Pincus International Equity Fund          8,403,489     8,349,944

                                                                                                          ------------   -----------

                                                                Total registered investment companies      281,712,885   297,163,102


                                                                         Common stock
                                                                         ------------
*                            Mellon Bank Corporation       Mellon Bank Corporation Common Stock             58,974,441   129,996,811

                                                                                                          ------------   -----------

                                                                Total common stock                          58,974,441   129,996,811


                                                                             Loans
                                                                             -----
*                            Participant loans             Participant loans with various rates of
                                                           interest from 9.25% to 13.20% and various
                                                           maturity dates through 2006                               0(1) 13,540,195

                                                                                                          ------------   -----------

                                                                Total loans                                          0    13,540,195

                                                                                                          ------------   -----------


                                                                Total investments                         $341,710,241   441,723,023

                                                                                                          ============   ===========


*  Party-in-interest

(1) The cost of participant loans is $-0- as indicated in the instructions to the Form 5500 - Item 27(a).

                                                                    Schedule 2
                                                                    ----------

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

           Item 27(d) - Reportable Transactions - Single Transactions

                          Year Ended December 31, 1996


________________________________________________________________________________
Single Transactions Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets


         Column A                        Column B                Column C     Column D      Column G      Column H     Column I
         --------                        --------                --------     --------      --------      --------     --------

                                                                                                        Current value
                                                                                                         of asset on
       Identity of                                               Purchase        Selling      Cost of     transaction         Net
       party involved             Description of assets            price          price        asset          date            gain
       --------------             ---------------------            -----          -----        -----          ----            ----


Mellon Bank Corporation      Dreyfus Lifetime Growth & Income
                              Portfolio                        $ 46,205,895         N/A   $ 46,205,895    $46,205,895           N/A


Mellon Bank Corporation      Dreyfus Institutional Prime
                              Money Market Fund                  60,559,141         N/A     60,559,141     60,559,141           N/A


Mellon Bank Corporation      Dreyfus Institutional S&P 500
                              Index Fund                        104,745,505         N/A    104,745,505    104,745,505           N/A


Mellon Bank, N.A. - Trust
      Department             EB Stock Fund                              N/A  64,455,101     39,496,262     64,455,101    24,958,839

Mellon Bank, N.A. - Trust
      Department             EB Stock Index Fund                        N/A 104,753,351     54,377,654    104,753,351    50,375,697

Mellon Bank, N.A. - Trust
  Department                 EB Temporary Investment Fund               N/A  60,559,141     60,559,141     60,559,141             -

Note 1: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.

N/A - Not applicable

                                                                    Schedule 3
                                                                    ----------


                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

           Item 27(d) - Reportable Transactions - Series Transactions

                          Year Ended December 31, 1996


________________________________________________________________________________
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets


                                                                                        Total         Total
        Identity of                                       Number of   Number of     dollar value    dollar value      Net gain
      party involved            Description of assets     purchases     sales       of purchases      of sales        or (loss)
---------------------------  ---------------------------  ---------  ------------  ---------------  -------------  ----------------

Mellon Bank Corporation      Dreyfus Lifetime Growth &           51           139     $ 87,133,697    $22,096,473         $384,076
                             Income Portfolio

Mellon Bank Corporation      Dreyfus Institutional
                             Prime Money                         68           N/A       69,127,658            N/A              N/A
                             Market Fund

Mellon Bank Corporation      Dreyfus Institutional S&P
                             500 Stock
                             Index Fund                          64           129      114,435,069     23,265,094          887,833

Mellon Bank Corporation      Dreyfus Disciplined Stock          157           N/A       25,735,710            N/A              N/A
                             Fund

Mellon Bank, N.A. - Trust
        Department           EB Temporary Investment            246           115       33,212,965     99,122,736                -
                             Fund

Mellon Bank, N.A. - Trust
  Department                 EB Stock Index Fund                N/A             3              N/A    106,063,964       50,983,318

N/A - Not applicable

              Consent of Independent Certified Public Accountants
              ---------------------------------------------------



The Board of Directors
Mellon Bank Corporation:


We consent to incorporation by reference in the Registration Statements (Nos. 33-23635 and 333-16745) on Form S-8 of Mellon Bank Corporation of our report dated June 9, 1997, that is included in the December 31, 1996, Annual Report on Form 11-K of the Mellon 401(k) Retirement Savings Plan.

/s/ KPMG Peat Marwick LLP

June 26, 1997

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          Mellon 401(k) Retirement
                                          Savings Plan


                                        By: /s/ Steven G. Elliott
                                            ------------------------------
                                            Steven G. Elliott
                                            Chief Financial Officer of Mellon
                                            Bank Corporation & Member of the
                                            Corporate Benefits Committee



Date: June 26, 1997